UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PIMCO CALIFORNIA MUNICIPAL INCOME FUND III

(Name of Issuer)

AUCTION-RATE PREFERRED SHARES

(Title of Class of Securities)

72201C208, 72201C307

(CUSIP Number)

Willie J. White

Senior Counsel

Wells Fargo & Company

301 South College Street, 22nd Floor

Charlotte, NC 28202-6000

(704) 410-5082

With a copy to:

Patrick Quill

Chapman and Cutler LLP

1270 Avenue of the Americas 30th Floor

New York, NY 10020

(212) 655-2506

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72201C208, 72201C307

1.	Names of Reporting Persons Wells Fargo & Company 41-0449260
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 970
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 970

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 970
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 19.40%
14.	Type of Reporting Person (See Instructions) HC

SCHEDULE 13D

CUSIP No. 72201C208, 72201C307

1.	Names of Reporting Persons EVEREN Capital Corporation 36-4019175
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 6
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 6

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 0.12%
14.	Type of Reporting Person (See Instructions) 00

SCHEDULE 13D

CUSIP No. 72201C208, 72201C307

1.	Names of Reporting Persons WFC Holdings, LLC 41-1921346
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 964
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 964

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 964
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 19.28%
14.	Type of Reporting Person (See Instructions) 00

Item 1	Security and Issuer

This Statement on Schedule 13D (the “Statement”) relates to (a) the purchase by EVEREN (as defined below) of 6 Auction-Rate Preferred Shares (the “ARP Shares”) of PIMCO California Municipal Income Fund III (the “Issuer” or the “Company”) (CUSIP No. 72201C208 and 72201C307) and (b) the purchase by WFC Holdings (as defined below) of 964 ARP Shares of the Issuer (CUSIP No. 72201C208 and 72201C307).

This Statement is being filed by the Reporting Persons (as defined below) as a result of the purchase of the ARP Shares by EVEREN (as defined below) and WFC Holdings (as defined below). This Statement was not timely filed to reflect the reporting persons’ aggregate beneficial ownership of more than 5% of the ARP Shares of the Issuer as of April 5, 2010, and subsequent amendments were also not timely filed to reflect changes in the reporting persons’ beneficial ownership.

The reporting persons’ beneficial ownership of the ARP Shares of the Issuer is as follows for each of the dates listed below:

Wells Fargo & Company (Person 1)

Date	Aggregate number of shares	Percentage ownership[1]	Shared voting power (shares)	Shared dispositive power (shares)
December 31, 2008	74	1.00%	74	74
June 26, 2009	79	1.58%	79	79
September 11, 2009	80	1.60%	80	80
April 5, 2010	950	19.00%	950	950
May 13, 2010	970	19.40%	970	970

EVEREN Capital Corporation (Person 2)

Date	Aggregate number of shares	Percentage ownership[2]	Shared voting power (shares)	Shared dispositive power (shares)
June 26, 2009	5	0.10%	5	5
September 11, 2009	6	0.12%	6	6

[1]

Ownership percentages are calculated based upon information as reported in the Issuer’s certified shareholder report (Form N-CSR or N-CSRS) filed most recently following the dates listed in this chart. The Issuer’s fiscal year end date is December 31.

[2]

Ownership percentages are calculated based upon information as reported in the Issuer’s certified shareholder report (Form N-CSR or N-CSRS) filed most recently following the dates listed in this chart. The Issuer’s fiscal year end date is December 31.

WFC Holdings, LLC (Person 3)

Date	Aggregate number of shares	Percentage ownership[3]	Shared voting power (shares)	Shared dispositive power (shares)
December 31, 2008	74	1.00%	74	74
April 5, 2010	944	18.88%	944	944
May 13, 2010	964	19.28%	964	964

In this Statement the ARP Shares are being treated as a single class for the purposes of reporting ownership percentages, aggregate numbers of shares held, and share power figures. The Issuer’s principal executive offices are located at 1633 Broadway, New York, New York 10019.

Item 2	Identity and Background

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Wells Fargo & Company (“Wells Fargo”);

ii.	EVEREN Capital Corporation (“EVEREN”); and

iii.	WFC Holdings, LLC (“WFC Holdings”).

This Statement relates to the ARP Shares that were purchased for the account of EVEREN and WFC Holdings.

The address of the principal business office of Wells Fargo is:

420 Montgomery Street

San Francisco, CA 94104

The address of the principal business office of EVEREN is:

301 South College Street

Charlotte, NC 28202

The address of the principal business office of WFC Holdings is:

420 Montgomery Street

San Francisco, CA 94104

Wells Fargo and its subsidiaries provide banking, investments, mortgage, and consumer and commercial finance through more than 8,050 locations, 13,000 ATMs, digital (online, mobile and social), and contact centers (phone, email and correspondence), and we have offices in 38 countries and territories to support customers who conduct business in the global economy.

Information concerning each executive officer, director and controlling person (the “Listed Persons”) of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein. To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I hereto.

[3]

Ownership percentages are calculated based upon information as reported in the Issuer’s certified shareholder report (Form N-CSR or N-CSRS) filed most recently following the dates listed in this chart. The Issuer’s fiscal year end date is December 31.

Other than as set forth on Schedule II, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons to purchase the securities reported herein was approximately $18,474,568. The source of funds was the working capital of the Reporting Persons.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

Item 4	Purpose of the Transaction

WFC Holdings and EVEREN acquired the ARP Shares in connection with settlements agreed with the Securities and Exchange Commission, one or more state Attorneys General and certain state agencies in 2008, the Reporting Persons have worked with customers and issuers of auction rate preferred securities to provide liquidity to the auction rate preferred securities market. This has included acquiring certain auction rate preferred securities, including those reported on herein.

The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 5	Interest in Securities of the Issuer

(a) - (b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c) The responses of the Reporting Persons in Item 3 and Item 4 are incorporated herein by reference.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, ARP Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons to Item 4 are incorporated herein by reference. With respect to the ARP Shares owned by WFC Holdings and EVEREN, on July 18, 2018, WFC Holdings (and certain affiliates of WFC Holdings) entered into a Tender Offer Agreement with the Issuer (and certain affiliate funds of the Issuer) (the “Tender Offer Agreement”) pursuant to which the Issuer and its affiliate funds agreed to conduct a tender offer in accordance with the terms set forth therein and WFC Holdings and its affiliates agreed to tender 100% of their ARP Shares and to negotiate in good faith for the purchase new preferred shares with an aggregate liquidation preference at least equal to the aggregate liquidation preference of the ARP Shares accepted for purchase in connection with the tender offer, with the issuance of such new preferred shares to occur in accordance with the terms of a purchase agreement and the bylaws of each fund. It being understood that tender offer is conditioned on the purchase of such new preferred shares, however, the Issuer (and its affiliate funds), at its sole discretion, may waive this condition to purchase the new preferred shares.

Item 7	Material to be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Power of Attorney

99.3	The Tender Offer Agreement dated July 18, 2018, between the PIMCO California Municipal Income Fund, PIMCO California Municipal Income Fund II, PIMCO California Municipal Income Fund III, PIMCO Municipal Income Fund, PIMCO Municipal Income Fund II, PIMCO Municipal Income Fund III, PIMCO New York Municipal Income Fund, PIMCO New York Municipal Income Fund II, PIMCO New York Municipal Income Fund III, Pacific Investment Management Company LLC, Wells Fargo Clearing Services, LLC, and WFC Holdings, LLC

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2018

WELLS FARGO & COMPANY

By:	/s/ Lori Ward
Name:	Lori Ward
Title:	Designated Signer

EVEREN CAPITAL CORPORATION

By:	/s/ George D. Wick
Name:	George D. Wick
Title:	Executive Vice President

WFC HOLDINGS, LLC

By:	/s/ Arthur C. Evans
Name:	Arthur C. Evans
Title:	Designated Signer

LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Power of Attorney

99.3	The Tender Offer Agreement dated July 18, 2018, between the PIMCO California Municipal Income Fund, PIMCO California Municipal Income Fund II, PIMCO California Municipal Income Fund III, PIMCO Municipal Income Fund, PIMCO Municipal Income Fund II, PIMCO Municipal Income Fund III, PIMCO New York Municipal Income Fund, PIMCO New York Municipal Income Fund II, PIMCO New York Municipal Income Fund III, Pacific Investment Management Company LLC, Wells Fargo Clearing Services, LLC, and WFC Holdings, LLC

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo & Company. The business address of each of the executive officers and directors of Wells Fargo & Company is 420 Montgomery Street, San Francisco, CA 94104.

Name	Position with Wells Fargo & Company	Principal Occupation
Timothy J. Sloan	Chief Executive Officer and President; Director	Chief Executive Officer of Wells Fargo & Company

Hope A. Hardison[4]	Senior Executive Vice President and Chief Administrative Officer	Chief Administrative Officer of Wells Fargo & Company

Richard D. Levy	Executive Vice President and Controller	Controller of Wells Fargo & Company

Amanda G. Norton	Senior Executive Vice President and Chief Risk Officer	Chief Risk Officer of Wells Fargo

Mary T. Mack	Senior Executive Vice President (Community Banking) and Senior Executive Vice President (Consumer Lending)	Head of Community Banking and Head of Consumer Lending

Avid Modjtabai	Senior Executive Vice President (Payments, Virtual Solutions and Innovation)	Head of Payments, Virtual Solutions and Innovation of Wells Fargo & Company

C. Allen Parker	Senior Executive Vice President and General Counsel	General Counsel of Wells Fargo & Company

Perry G. Pelos	Senior Executive Vice President (Wholesale Banking)	Head of Wholesale Banking

John R. Shrewsberry	Senior Executive Vice President and Chief Financial Officer	Chief Financial Officer of Wells Fargo & Company

Jonathan G. Weiss	Senior Executive Vice President (Wealth and Investment Management)	Head of Wealth and Investment Management of Wells Fargo

John D. Baker II	Director	Executive Chairman and Director of FRP Holdings, Inc.

[4]	Hope A. Hardison is a dual citizen of the U.S. and Germany.

Celeste A. Clark	Director	Principal, Abraham Clark Consulting, LLC, and Retired Senior Vice President, Global Public Policy and External Relations and Chief Sustainability Officer, Kellogg Company

Theodore F. Craver, Jr.	Director	Retired Chairman, President and CEO, Edison International

Elizabeth A. Duke	Chairman, Director	Former member of the Federal Reserve Board of Governors

Donald M. James	Director	Retired Chairman and CEO of Vulcan Materials Company

Maria R. Morris	Director	Retired Executive Vice President and Head of Global Employee Benefits, MetLife, Inc.

Karen B. Peetz	Director	Retired President, Bank of New York Mellon Corp.

Juan A. Pujadas	Director	Retired Principal, PricewaterhouseCoopers, LLP, and former Vice Chairman, Global Advisory Services, PwC International

James H. Quigley	Director	CEO Emeritus and Retired Partner of Deloitte

Ronald L. Sargent	Director	Retired Chairman, CEO of Staples, Inc.

Suzanne M. Vautrinot	Director	President of Kilovolt Consulting Inc.

The following sets forth the name and present principal occupation of each executive officer and director of EVEREN Capital Corporation. The business address of each of the executive officers and directors of EVEREN Capital Corporation is 301 South College Street, Charlotte, North Carolina 28202.

Name	Position with EVEREN Capital Corporation	Principal Occupation
Richard D. Levy	Treasurer	Controller of Wells Fargo & Company

George D. Wick	Executive Vice President	Head of Investment Portfolio

Walter Dolhare	Director	Co-Head of Wells Fargo Securities

Robert Engel	Director	Co-Head of Wells Fargo Securities

David Kowach	Director	Head of Wells Fargo Advisors

Kristi Mitchem	Director	Head of Wells Fargo Asset Management

Michael Cummings	Managing Director	Head of Wholesale Operational Risk & Compliance

Steven T. Hodgin	Managing Director	Managing Director of Wells Fargo Bank, N.A.

Steven Kiker	Managing Director	Chief Administrative Officer of Wells Fargo Securities

Eric T. Mabe	Managing Director	Executive Vice President and Managing Director of Wells Fargo Equipment Finance

Jane Workman	Managing Director	Managing Director of Wells Fargo Securities

The following sets forth the name and present principal occupation of each executive officer and director of WFC Holdings, LLC. The business address of each of the executive officers and directors of WFC Holdings, LLC is 420 Montgomery Street, San Francisco, CA 94104.

Name	Position with WFC Holdings, LLC	Principal Occupation
Timothy J. Sloan	President; Director	Chief Executive Officer of Wells Fargo & Company

John R. Shrewsberry	Senior Executive Vice President; Chief Financial Officer; and Director	Chief Financial Officer of Wells Fargo & Company

Richard D. Levy	Executive Vice President; Director	Controller of Wells Fargo & Company

Perry G. Pelos	Senior Executive Vice President	Head of Wholesale Banking

Neal A. Blinde	Executive Vice President	Treasurer of Wells Fargo & Company

Jon R. Campbell	Executive Vice President; Director	Head of Corporate Responsibility and Community Relations

SCHEDULE II

LITIGATION SCHEDULE

FINRA SETTLEMENT On December 11, 2014, FINRA announced its settlement with ten firms, including Wells Fargo Securities, LLC, that had pitched for an investment banking role on a contemplated Toys “R” Us initial public offering in 2010. FINRA alleged that WFS violated NASD and FINRA rules by allowing its research analyst to participate in the solicitation of investment banking business and by offering favorable research coverage to induce investment banking business; and by failing to implement policies and procedures reasonably designed to prevent violations in connection with analyst public appearances. WFS neither admitted nor denied FINRA’s findings but consented to a censure and payment of a $4 million fine. The fine has been paid and the matter is fully resolved.

FINRA SETTLEMENT On November 18, 2015, FINRA announced a settlement with Wells Fargo Securities, LLC involving customer trade confirmations that inaccurately reflected the capacity in which the firm acted, e.g., principal, agent, or mixed capacity. The firm neither admitted nor denied the findings and consented to a censure and payment of a $300,000 fine. The fine has been paid and the matter is fully resolved.

SEC MCDC SETTLEMENT On February 2, 2016, the SEC announced a settlement with Wells Fargo Bank, N.A. Municipal Products Group (MPG) as part of the SEC’s Municipalities Continuing Disclosure Cooperation (MCDC) initiative. The MCDC offered defined settlement terms to underwriters and issuers of municipal securities that self-reported potential violations of Exchange Act Rule 15c2-12 regarding municipalities’ continuing disclosure requirements. Seventy-two underwriters entered into settlements under the MCDC. The SEC proposed an offer of settlement regarding eight transactions MPG had self-reported, with a penalty of $440,000, which MPG accepted.

SEC ORDER On September 22, 2014, the SEC entered an order against Wells Fargo Advisors, LLC related to the firm’s policies and procedures to prevent the misuse of material nonpublic information. The firm admitted the SEC’s findings of fact, acknowledged that its conduct violated the federal securities laws and agreed to retain an independent compliance consultant to review relevant policies and procedures, as well as the making, keeping and preserving of certain required books and records. The firm agreed to a censure, a cease and desist order and a civil penalty of $5,000,000.

CLIENT IDENTIFICATION PROGRAM On December 18, 2014, FINRA announced a settlement with Wells Fargo Advisors, LLC and Wells Fargo Advisors Financial Network, LLC for an alleged violation of NASD and FINRA rules concerning the Client Identification Program and the effects of using recycled client account numbers. The use of recycled numbers was alleged to have resulted in certain accounts not having a complete review for Client Identification Purposes. WFA and WFA FiNet neither admitted nor denied FINRA’s findings and consented to a censure and the payment of a $1.5 million fine. The fine has been paid and the matter is fully resolved.

MUTUAL FUND SALES CHARGE WAIVERS On July 6, 2015, FINRA announced a settlement with Wells Fargo Advisors, LLC and Wells Fargo Advisors Financial Network, LLC for an alleged violation of NASD and FINRA rules concerning application of mutual fund sales charge waivers. FINRA alleged WFA and FiNet did not reasonably supervise the application of sales charge waivers for eligible mutual fund purchases in certain retirement and charitable organization accounts. WFA and FiNet neither admitted nor denied FINRA’s findings and agreed to censure and to provide remediation to eligible clients. Due to WFA and FiNet’s self-report of the issue and cooperation, FINRA assessed no fine. WFA and FiNet agreed to pay an estimated $15 million in restitution, including interest, to affected customers.

FINRA/EXCHANGE REPORTING SETTLEMENTS From time to time Wells Fargo broker-dealers resolve technical trade reporting issues relating to timing and other data elements with FINRA and exchanges involving small numbers of trades processed by the firms. Resolutions of this type during the relevant period typically included fines of less than $100,000 each.

STATE OF NEW HAMPSHIRE SETTLEMENT Wells Fargo Advisors Financial Network (WFAFN) entered into a Consent Order with the State of New Hampshire on February 12, 2016 relative to due diligence concerning two customer accounts. WFAFN agreed to pay a total of $32,000 to the clients and $3,000 to the state.

LARGE OPTION POSITION REPORTING On October 13, 2016, First Clearing, LLC entered into settlement agreements with NYSE Arca, Inc. and the Chicago Board Options Exchange, Inc., without admitting or denying the allegations that it inaccurately reported position effective dates and customer name and address information for its introducing firms and failed to provide introducing firms with reasonable systems and processes for identifying accounts acting in concert. First Clearing agreed to pay a $375,000 fine to each Exchange ($750,000 total).

BOOKS & RECORDS RETENTION On December 21, 2016, FINRA announced a settlement with Wells Fargo Advisors, LLC, First Clearing, LLC, Wells Fargo Advisors Financial Network, LLC, Wells Fargo Securities LLC and Wells Fargo Prime Services LLC for alleged violations of certain record retention and supervisory provisions by failing to maintain electronically stored required records in a non-erasable and non-rewritable format. The firms neither admitted nor denied FINRA’s findings and consented to a censure and the payment of a $1.5 million fine by the first three firms above (jointly), and a $4 million fine by the final two firms above (jointly). The fines have been paid. The firms also agreed to an undertaking to review, adopt and implement policies and procedures reasonably designed to comply with books and records rules.

STATE OF MISSOURI SETTLEMENT On February 16, 2017, A.G. Edwards (k/n/a Wells Fargo Clearing Services, LLC) entered into a Consent Order with the State of Missouri. The action involved a Missouri Resident’s claim that his ex-wife misappropriated over $300,000 out of his IRA account during the period between August 2001 and July 2007, and the State of Missouri alleged a failure by the firm to supervise the completeness and accuracy of the early IRA distribution forms associated with the withdrawals. Without admitting or denying liability, the firm consented to a censure and agreed to pay $25,672.17 to the Missouri Secretary of State’s Investor Education Fund to fully resolve the matter.

POSSESSION AND CONTROL OF ALTERNATIVE INVESTMENTS On November 22, 2016 First Clearing LLC entered into a settlement agreement with FINRA without admitting or denying the allegations that the firm failed to collect no-lien letters from investment sponsors, reconcile customer positions and afford the proper regulatory accounting treatment for positions held at the sponsor in First Clearing IRA accounts. First Clearing agreed to pay a fine of $750,000.

CONSOLIDATED REPORTS On December 5, 2016 Wells Fargo Clearing Services, LLC (formerly Wells Fargo Advisors, LLC) entered into a settlement agreement with FINRA without admitting or denying the allegations that the Firm failed to establish maintain and enforce a reasonable supervisory system for the use of consolidated reports generated by financial advisors. Wells Fargo Clearing Services, LLC agreed to pay a fine of $1,000,000.

FINRA SETTLEMENT On May 16, 2017, FINRA announced a settlement with Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC concerning unsuitable recommendations and supervisory failures relative to sales of certain non-traditional exchange traded products (ETPs) in violation of FINRA and NASD rules for the period July 1, 2010 to May 1, 2012. Without admitting or denying the findings, the firms accepted a censure and agreed to restitution to certain clients totaling $3,411,478.78.

FINRA SETTLEMENT On June 21, 2017, Wells Fargo Securities, LLC entered into a settlement agreement with FINRA without admitting or denying the allegations of improper reporting of conventional over-the-counter option positions under FINRA large option position reporting rules. The firm consented to a censure, payment of a $3.25 million fine, and an undertaking to review its supervisory systems related to large options position reporting.

SEC ORDER On November 13, 2017, the SEC announced that Wells Fargo Advisors, LLC agreed to settle charges that it violated Section 17(a) of the Securities Exchange Act of 1934 and Rule 17a-8 by failing to file and timely file Suspicious Activity Reports between approximately March 2012 and June 2013. Without admitting or denying the allegations, the firm agreed to a cease and desist order, a censure, and a civil penalty of $3,500,000. Wells Fargo Advisors also agreed to voluntarily undertake a review and update of its policies and procedures and develop and conduct additional training.

STATE OF ILLINOIS SETTLEMENT On December 21, 2017, Wells Fargo Advisors, LLC (k/n/a Wells Fargo Clearing Services, LLC) entered into a Consent Order with the State of Illinois regarding allegations that it received, reviewed and/or analyzed documents and information provided by a financial advisory firm concerning certain money manager strategies that contained false and misleading information. The findings stated that the firm included the financial advisory firm’s money manager strategies in certain of its separately managed account programs, but that the firm did not utilize inaccurate historical performance data in connection with its decision to onboard the money manager strategies and the firm did not incorporate inaccurate performance data in its advertisements or program marketing materials. Without admitting or denying the findings, the Firm agreed to a total monetary payment of $270,000.

NYSE SETTLEMENT On February 2, 2018, Wells Fargo Prime Services, LLC (“WFPS”) and NYSE Arca, Inc. entered into an Offer of Settlement and Consent without admitting or denying any allegations to settle charges of violations of the Securities Exchange Act Rule 15c3-5 and NYSE Arca Rule 11.18. The settlement related to an erroneous trade WFPS entered on July 29, 2016. WFPS consented to a fine of $10,000.

STATE OF NEVADA SECURITIES DIVISION RESIDENTIAL OFFICE INVESTIGATION On April 13, 2018, the Nevada Securities Division and Wells Fargo Clearing Services, LLC (“WFCS”) entered into an Administrative Consent Order wherein WFCS admitted to failing to register the residential offices of three Financial Advisors who were working from home. Nevada’s definition of “branch office” includes a personal residence where securities business is transacted, even if the residence is not held out to the public or used for client meetings. WFCS agreed to pay an $8,000 fine and $1,446.13 for the costs of the examinations conducted by the Nevada Securities Division.

SEC SETTLEMENT On June 25, 2018, Wells Fargo Advisors LLC (“WFA”), entered into a settlement agreement with the SEC wherein, without admitting or denying liability, it settled charges of violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act. The settlement related to certain registered representatives soliciting customers to redeem, and short-term trading of, market-linked investments prematurely without adequate analysis or consideration of the substantial costs associated with the transactions. As part of the settlement, the firm consented to a censure and a payment of a $5,108,441.27 representing disgorgement, prejudgment interest, and a civil penalty. WFA also lost its Well Known Seasoned Issuer status as a collateral consequence of the settlement.

NOTE: In addition to the above matters, certain of Wells Fargo & Company’s affiliates, including Wells Fargo Clearing Services, LLC (formerly Wells Fargo Advisors, LLC), Wells Fargo Securities, LLC, Wells Fargo Advisors Financial Network, LLC and First Clearing, LLC, have been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Such proceedings are reported and summarized in each entity’s Form BD as filed with the Securities and Exchange Commission and in other regulatory reports, which descriptions are hereby incorporated by reference.